# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nexttrip, Inc., CIK 0000788611
CUSIP: 826598609
Title of class of securities: Common stock
Address of issuer's principal executive offices: 3900 Paseo Del Sol, SANTE FE, New Mexico (NM), 87507
Date of event which requires filing of this statement: 03/26/2025
Filed by CIK 0001447019
Persons authorized to receive notices and communications: William Kerby, 3900 Paseo Del Sol, Santa Fe, New Mexico (NM), 87507, 954-526-9688

## Reporting persons
- William Kerby (CIK 0001447019): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,245,993; shared voting power 0; sole dispositive power 1,245,993; shared dispositive power 0; aggregate amount beneficially owned 1,245,993 (14.56% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock
Name of issuer: Nexttrip, Inc.
Address of issuer's principal executive offices: 3900 Paseo Del Sol, SANTE FE, New Mexico (NM), 87507

## Item 2. Identity and Background
Name of person filing: William Kerby
Residence or business address: 3900 Paseo Del Sol, Santa Fe, NM 87507
Present principal occupation or employment: Chief Executive Officer, Nexttrip, Inc. at 3900 Paseo Del Sol, Santa Fe, NM 87507
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: US

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Shares were received by the Reporting Person upon achievement of certain milestones pursuant to a share exchange agreement entered into by and among Nexttrip, Inc. and various other parties on October 13, 2023 (as amended, the "Exchange Agreement"), pursuant to which all outstanding shares of NextTrip Holdings, Inc. were exchanged for shares of the Issuer's common stock (the "Exchange"). Additional shares of the Issuer may be issued to the Reporting Person in the future upon achievement of certain other milestones in accordance with the Exchange Agreement. No additional consideration was paid in connection with the Exchange, which closed on December 29, 2023.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities reported herein for investment purposes in connection with the Reporting Person's service as a member of the Board of Directors of the Issuer. The Reporting Person believes that the securities represent an attractive investment opportunity.

The Reporting Person intends to review his investment in the Issuer on a continuing basis and, depending upon various factors including, without limitation, the Issuer's business, financial condition, results of operations and prospects, the market for the Issuer's securities, general economic and industry conditions, the availability of capital, and other investment opportunities, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing additional securities of the Issuer in the open market or in privately negotiated transactions, selling some or all of his securities in the open market or in privately negotiated transactions, or engaging in any hedging or similar transactions with respect to such securities.

In connection with his service as a director, the Reporting Person participates in the Board's oversight and decision-making regarding the Issuer's business, operations, and strategic direction. The Reporting Person may, from time to time, engage in discussions with management, the Board, other shareholders, or other relevant parties concerning the business, operations, governance, management, strategy, or future plans of the Issuer.

Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 1,254,993 shares of common stock (14.6%)
Number of shares as to which each person has sole or shared power to vote or dispose: 1,254,993 shares of common stock (14.6%)
Transactions in the class effected during the past sixty days: None
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described above, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- William Kerby: /s/ William Kerby, Chief Executive Officer (11/12/2025)